SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13G
                                 (RULE 13d-102)

                          INFORMATION TO BE INCLUDED IN
             STATEMENTS FILED PURSUANT TO RULE 13d-1(b), (c) AND (d)
                  AND AMENDMENTS THERETO FILED PURSUANT TO RULE
                                    13d-2(b)

                                (AMENDMENT No. 4)

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                          WAVERIDER COMMUNICATIONS INC.
                          -----------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)


                                    943570408
                                    ---------
                                 (CUSIP Number)


                                December 31, 2004
                                -----------------
             (Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |_| Rule 13d-1(b)

                                |X| Rule 13d-1(c)

                                |_| Rule 13d-1(d)

                         (Continued on following pages)


                               (Page 1 of 7 Pages)

                                                               Page 2 of 7 Pages
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1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Crescent International Ltd.
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
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3.    SEC USE ONLY

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4.    CITIZENSHIP OR PLACE OF ORGANIZATION:

      Bermuda
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NUMBER        5.    SOLE VOTING POWER
OF SHARES
BENEFICIALLY        1,805,948
OWNED BY      ------------------------------------------------------------------
EACH          6.    SHARED VOTING POWER
REPORTING
PERSON              None.
WITH          ------------------------------------------------------------------
              7.    SOLE DISPOSITIVE POWER

                    1,805,948
              ------------------------------------------------------------------
              8.    SHARED DISPOSITIVE POWER

                    None.
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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,805,948
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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             |_|
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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.99%(1)
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12.   TYPE OF REPORTING PERSON:

      OO
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

                                                               Page 3 of 7 Pages
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1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GreenLight (Switzerland) SA
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
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3.    SEC USE ONLY

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4.    CITIZENSHIP OR PLACE OF ORGANIZATION:

      Bermuda
--------------------------------------------------------------------------------
NUMBER        5.    SOLE VOTING POWER
OF SHARES
BENEFICIALLY        1,805,948
OWNED BY      ------------------------------------------------------------------
EACH          6.    SHARED VOTING POWER
REPORTING
PERSON              None.
WITH          ------------------------------------------------------------------
              7.    SOLE DISPOSITIVE POWER

                    1,805,948
              ------------------------------------------------------------------
              8.    SHARED DISPOSITIVE POWER

                    None.
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,805,948
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             |_|
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.99%(1)
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON:

      OO
--------------------------------------------------------------------------------

                                                               Page 4 of 7 Pages

(1) Based on 16,271,596 shares of Common Stock issued and outstanding as of November 11, 2004 as stated in the Form S-2 filed on November 24, 2004.

Item 1(a). Name of Issuer.

            WaveRider Communications Inc. ("WAVR")

Item 1(b). Address of Issuer's Principal Executive Offices.

            255 Consumers Road
            Suite 500
            Toronto, Ontario Canada M2J 1R4

Item 2(a). Names of Person Filing.

            (i) Crescent International Ltd. ("Crescent") (ii) GreenLight (Switzerland) SA ("GreenLight")

Item 2(b). Address of Principal Business Office, or if none, Residence.

            As to Crescent:
            Clarendon House
            2 Church Street
            Hamilton H 11
            Bermuda

            As to GreenLight:
            84, av. Louis Casai
            CH-1216 Cointrin, Geneva
            Switzerland

Item 2(c). Citizenship.

            As to Crescent:   Bermuda
            As to GreenLight: Switzerland

Item 2(d). Title of Class of Securities.

            Common Stock, par value $.001 per share (the "Common Stock").

Item 2(e). CUSIP Number.

            943570408

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

            Not applicable.

                                                               Page 5 of 7 Pages

Item 4. Ownership.

            The information contained in Items 5 though 11 on the cover pages hereto is incorporated herein by reference. The 1,805,948 shares of Common Stock beneficially owned by Crescent includes (i) 173,000 shares of Common Stock, (ii) 8,071,309 shares of Common Stock that Crescent has the current right to acquire upon conversion of (a) a Convertible Debenture, issued July 14, 2003 and due July 14, 2006 (the "July Debenture"), (b) a Convertible Debenture, issued April 23, 2004 and due April 23, 2007 (the "April Debenture"), (c) a Convertible Debenture, issued November 12, 2004 and due November 12, 2007 (the "November Debenture" and collectively, the July Debenture, the April Debenture and the November Debenture shall be herein referred to as the "Debentures") and (iii) 547,550 shares of Common Stock that Crescent has the current right to acquire upon exercise of (a) a Series R Common Stock Purchase Warrant, issued July 14, 2003 (the "Series R Warrant"), (b) a Series S Common Stock Purchase Warrant, issued on April 23, 2004 (the "Series S Warrant") and (c) a Series T Common Stock Purchase Warrant, issued November 12, 2004 (the "Series T Warrant" and collectively the Series R Warrant, the Series S Warrant and the Series T Warrant shall be herein referred to as the "Warrants").

            Pursuant to the terms of the July Debenture, the November Debenture and the Warrants, the aggregate number of shares of Common Stock into which the July Debenture and the November Debenture are convertible and into which the Warrants are exercisable, and which Crescent has the right to acquire beneficial ownership, is limited to the number of shares of Common Stock that, together with all other shares of Common Stock beneficially owned by Crescent, does not exceed 4.99% of the total outstanding shares of Common Stock.

            Pursuant to the terms of the April Debenture, the aggregate number of shares of Common Stock into which the April Debenture is convertible, and which Crescent has the right to acquire beneficial ownership, is limited to the number of shares of Common Stock that, together with all other shares of Common Stock beneficially owned by Crescent, does not exceed 9.99% of the total outstanding shares of Common Stock.

            Crescent is a wholly owned subsidiary of IICG (Bahamas) Limited, a Bahamas corporation residing at Norfolk House 10 Deveaux Street, Nassau, Bahamas.

            GreenLight is a wholly owned subsidiary of Faisal Finance (Luxembourg) SA ("FFL"), a Luxembourg corporation residing at 3, rue Alexandre Fleming L-1525 Luxembourg.

            GreenLight serves as the investment manager to Crescent, and as such has been granted investment discretion over investments including the Common Stock. As a result of its role as investment manager to Crescent, GreenLight may be deemed to be the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of Common Stock held by Crescent. However, GreenLight does not have the right to receive any dividends from, or the proceeds from the sale of, the Common Stock held by Crescent and disclaims any ownership associated with such rights. Currently, Mel Craw and Maxi Brezzi, in their capacity as managers of GreenLight have delegated authority regarding the portfolio management decisions of Crescent with respect to the WAVR securities owned by Crescent. Neither of such persons has any legal right to maintain such delegated authority. As a result of such delegated authority, Messrs. Craw and Brezzi may be deemed to be the beneficial owners of Common Stock held by Crescent. However, neither of Messrs. Craw or Brezzi has any right to receive any dividends from, or the proceeds from the sale of, the Common Stock held by Crescent and disclaim beneficial ownership of such shares of Common Stock.

                                                               Page 6 of 7 Pages

            Accordingly, for the purposes of this Statement:

            (i) Crescent is reporting that it has the power solely to vote or direct the vote and the power to dispose or direct the disposition of, a total of 1,805,948 shares of Common Stock beneficially owned by it;

            (ii) GreenLight is reporting that it has the power solely to vote or direct the vote and the power to dispose or direct the disposition of, a total of 1,805,948 shares of Common Stock beneficially owned by it.

Item 5. Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.

Item 8. Identification and Classification of Members of the Group.

            Not applicable.

Item 9. Notice of Dissolution of Group.

            Not applicable.

Item 10. Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

                                                               Page 7 of 7 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            Date: February ___, 2005

                            CRESCENT INTERNATIONAL LIMITED

                            By: GreenLight (Switzerland) SA, as Attorney-in-Fact


                            By: /s/ Mel Craw
                                ------------------------------------------------
                                Name:  Mel Craw
                                Title: Authorized Signatory


                            By: /s/ Maxi Brezzi
                                ------------------------------------------------
                                Name:  Maxi Brezzi
                                Title: Authorized Signatory

                            GREENLIGHT (SWITZERLAND) SA


                            By: /s/ Mel Craw
                                ------------------------------------------------
                                Name:  Mel Craw
                                Title: Managing Director


                            By: /s/ Maxi Brezzi
                                ------------------------------------------------
                                Name:  Maxi Brezzi
                                Title: Director